October 3, 2006

Song P. Brandon, Esq.

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:	AVVAA World Health Care Products, Inc.

Registration Statement on Form SB-2

Filed May 19, 2006

File Number 333-134321

Dear Ms. Brandon:

We represent AVVAA World Health Care Products, Inc. (“AVVAA”). We are in receipt of your letter dated May 30, 2006 regarding the above referenced filing.

Please note that the Company held an Annual Meeting of shareholders on July 26, 2006. Included in the resolutions for approval by the shareholders was an Amendment to the Company’s Certificate of Incorporation to increase the Company’s authorized shares of common stock from 100,000,000 shares to 750,000,000 shares. Such resolution was approved by approximately 59.4% of the Company’s shareholders. Subsequently, on August 8, 2006, the Company filed an Amendment to its Certificate of Incorporation with the State of Nevada increasing the authorized shares of common stock.

Please call me with any questions.

Very truly yours,

ANSLOW & JACLIN, LLP

BY: ___/s/ Richard I. Anslow____

RICHARD I. ANSLOW

RIA/